UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

PEDEVCO CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

70532Y303

(CUSIP Number)

Mr. Simon G. Kukes

575 N. Dairy Ashford

Energy Center II, Suite 210

Houston, Texas 77079

Telephone: (713) 969-5027

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70532Y303	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSONS SK Energy LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,791,325 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 51,791,325 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,791,325 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.6% of the Issuer's outstanding Common Stock*
14	TYPE OF REPORTING PERSON OO

 * Based on 85,463,146 shares of common stock issued and outstanding as of January 27, 2022, as confirmed by the Company’s transfer agent on such date.

CUSIP No. 70532Y303	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSONS Simon Kukes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,592,132
	8	SHARED VOTING POWER 51,807,658 shares of Common Stock(1)(2)
	9	SOLE DISPOSITIVE POWER 3,592,132
	10	SHARED DISPOSITIVE POWER 51,807,658 shares of Common Stock(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,399,790 shares of Common Stock(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.8% of the Issuer's outstanding Common Stock*
14	TYPE OF REPORTING PERSON IN

(1)	Includes 3,000 shares of common stock held by Mr. Kukes’ spouse.
(2)

Includes options to purchase 13,333 shares of common stock held by Mr. Kukes’ spouse (3,333 of which have an exercise price of $1.39 per share and 10,000 of which have an exercise price of $1.68 per share) which have vested to Mr. Kukes’ spouse, and/or which vest in the 60 days from the date of this filing.

* Based on 85,463,146 shares of common stock issued and outstanding as of January 27, 2022, as confirmed by the Company’s transfer agent on such date.

CUSIP No. 70532Y303	SCHEDULE 13D	Page 4 of 10

This Amendment No. 8 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 10, 2018, as amended by the Amendment No. 1 thereto, filed with the Commission on September 11, 2018, the Amendment No. 2 thereto, filed with the Commission on October 26, 2018 the Amendment No. 3 thereto, filed with the Commission on December 26, 2018, the Amendment No. 4 thereto, filed with the Commission on February 19, 2019, the Amendment No. 5 thereto, filed with the Commission on March 5, 2019, the Amendment No. 6 thereto, filed with the Commission on May 22, 2019, and the Amendment No. 7 thereto, filed with the Commission on September 19, 2019 (such Schedule 13D as amended to date, the “Schedule 13D”), by SK Energy LLC, a Delaware limited liability company (“SK Energy”), and Mr. Simon G. Kukes (“Kukes”), each a “Reporting Person” and collectively, the “Reporting Persons.” Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (“Common Stock”) of PEDEVCO Corp. (the “Company” or the “Issuer”). The principal executive offices of the Company are located at 575 N. Dairy Ashford, Energy Center II, Suite 210, Houston, Texas 77079.

Item 2. Identity and Background

Item 2 is amended and restated in its entirety to read:

(a) This statement is filed by SK Energy LLC, a Delaware limited liability company (“SK Energy”), and Mr. Simon G. Kukes (“Kukes”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Kukes is the Chief Executive Officer and 100% owner of SK Energy and the Chief Executive Officer of the Company. By virtue of this relationship, Kukes is deemed to beneficially own the securities beneficially owned by SK Energy.

Each of the Reporting Persons is a party to that certain Joint Filing Agreement described in detail in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of each of SK Energy and Kukes is 575 N. Dairy Ashford, Energy Center II, Suite 210, Houston, Texas 77079.

(c) The principal occupation of SK Energy is a consulting business. The principal occupation of Kukes is the sole owner and Chief Executive Officer of SK Energy and the Chief Executive Officer of the Company.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SK Energy is organized under the laws of the State of Delaware. Kukes is a citizen of the United States.

CUSIP No. 70532Y303	SCHEDULE 13D	Page 5 of 10

Item 3. Source of Amount of Funds or Other Compensation

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

On January 13, 2020, the Company issued, after recommendation by the Compensation Committee of the Company’s Board of Directors and approval by the Board of Directors, and in connection with the Company’s annual compensation review, 510,000 shares of restricted common stock to Mr. Simon G. Kukes, the Chief Executive Officer of the Company, which shares vest at the rate of (i) 1/3 of such shares on the one (1) year anniversary of the January 13, 2020 grant date (the “2020 Grant Date”); (ii) 1/3 on the two (2) year anniversary of the 2020 Grant Date; and (iii) 1/3 on the three (3) year anniversary of the 2020 Grant Date (collectively, the “2020 Three Year Vesting Terms”), subject to Mr. Kukes’ continued service to the Company on such vesting dates, and subject to the terms and conditions of a Restricted Shares Grant Agreement entered into between the Company and Mr. Kukes, under the Company’s Amended and Restated 2012 Equity Incentive Plan, as amended (the “Plan”), in consideration for services rendered, and to be rendered.

On the same date, the Board of Directors granted options to purchase 15,000 shares of Company common stock with an exercise price of $1.68 per share to Mr. Simon G. Kukes’ wife, who serves as an employee of the Company, all of which are subject to the 2020 Three Year Vesting Terms, subject to Mrs. Kukes’ continued service to the Company on such vesting dates, and subject to the terms and conditions of a Stock Option Grant Agreement entered into between the Company and Mrs. Kukes. The options were granted under the Plan.

On January 19, 2021, the Company issued, after recommendation by the Compensation Committee of the Company’s Board of Directors and approval by the Board of Directors, and in connection with the Company’s annual compensation review, 300,000 shares of restricted common stock to Simon G. Kukes, the Chief Executive Officer of the Company, which shares vest at the rate of (i) 1/3 of such shares on the one (1) year anniversary of the January 19, 2021 grant date (the “2021 Grant Date”); (ii) 1/3 on the two (2) year anniversary of the 2021 Grant Date; and (iii) 1/3 on the three (3) year anniversary of the 2021 Grant Date (collectively, the “2021 Three Year Vesting Terms”), subject to Mr. Kukes’ continued service to the Company on such vesting dates, and subject to the terms and conditions of a Restricted Shares Grant Agreement entered into between the Company and Mr. Kukes, under the Plan, in consideration for services rendered, and to be rendered.

On the same date, the Board of Directors of the Company granted options to purchase 10,000 shares of restricted Company common stock with an exercise price of $1.39 per share to Simon G. Kukes’ wife, who serves as an employee of the Company, all of which are subject to the 2021 Three Year Vesting Terms, subject to Mrs. Kukes’ continued service to the Company on such vesting dates, and subject to the terms and conditions of a Stock Option Grant Agreement entered into between the Company and Mrs. Kukes. The options were granted under the Plan.

On January 25, 2022, the Company issued, after recommendation by the Compensation Committee of the Company’s Board of Directors and approval by the Board of Directors, and in connection with the Company’s 2021 year annual compensation review, 400,000 shares of restricted common stock to Simon G. Kukes, the Chief Executive Officer of the Company, which shares vest at the rate of (i) 1/3 of such shares on the one (1) year anniversary of the January 25, 2022 grant date (the “2022 Grant Date”); (ii) 1/3 on the two (2) year anniversary of the 2022 Grant Date; and (iii) 1/3 on the three (3) year anniversary of the 2022 Grant Date (collectively, the “2022 Three Year Vesting Terms”), subject to Mr. Kukes’ continued service to the Company on such vesting dates, and subject to the terms and conditions of a Restricted Shares Grant Agreement entered into between the Company and Mr. Kukes, under the Company’s 2021 Equity Incentive Plan (the “2021 Plan”), in consideration for services rendered, and to be rendered.

On the same date, the Board of Directors granted five year options to purchase 10,000 shares of restricted Company common stock with an exercise price of $1.17 per share (the closing sales price of the Company’s common stock on the NYSE American on the grant date) to Simon Kukes’ wife, who serves as an employee of the Company, all of which are subject to the 2022 Three Year Vesting Terms, subject to Mrs. Kukes’ continued service to the Company on such vesting dates, and subject to the terms and conditions of a Stock Option Grant Agreement entered into between the Company and Mrs. Kukes. The options were granted under the 2021 Plan.

CUSIP No. 70532Y303	SCHEDULE 13D	Page 6 of 10

This Amendment also reports the purchase by Kukes in open market transactions from November 12, 2019 through December 31, 2021, of 1,423,456 shares of the Company’s Common Stock as described on Schedule A.

A copy of the form of Restricted Shares Grant Agreement and form of Stock Option Agreements for the awards described above are incorporated by reference herein.

Item 4. Purpose of Transaction

Item 4 is amended and restated in its entirety to read:

Mr. Kukes acquired the shares of common stock reported herein (a) in open market purchases because he believed these acquisitions represented attractive investment opportunities at then current prices; and (b) in consideration for services rendered (both individually and by his spouse).

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Company and other relevant factors, the Reporting Persons may purchase additional securities of the Company or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise. Additionally, Mr. Kukes currently plans to purchase additional shares of common stock of the Company in open market transactions, from time to time, during open trading windows, when he believes the acquisitions represent attractive investment opportunities at then prices. Mr. Kukes and/or his wife may also acquire additional shares of common stock under various employee benefit and compensation arrangements with the Company in the future.

Other than as discussed above, and except as may occur in the ordinary course of business of the Company, the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as discussed above and except that the Reporting Persons currently contemplate acquiring additional securities of the Issuer from time to time in open market or private purchases subject to market conditions and other factors;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP No. 70532Y303	SCHEDULE 13D	Page 7 of 10

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above, except as discussed above.

However, Mr. Kukes, in his capacity as a member of the Board and Chief Executive Officer may, from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety to read:

(a) and (b) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

(b) Kukes may be deemed to have shared power with SK Energy, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by SK Energy. Kukes may also be deemed to have shared power with his spouse, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by his spouse.

(c) See Item 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons, except in connection with the 3,000 shares of common stock owned by Mr. Kukes’ spouse (and options held by such spouse).

(e)   N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

A copy of the form of Restricted Shares Grant Agreement and form of Stock Option Agreements for the awards described in Item 3 above are incorporated by reference herein.

CUSIP No. 70532Y303	SCHEDULE 13D	Page 8 of 10

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

Exhibit No.	Description

99.4	PEDEVCO Corp. 2012 Equity Incentive Plan Form of Restricted Shares Grant Agreement (1)
99.5	PEDEVCO Corp. 2012 Equity Incentive Plan Form of Stock Option Grant Agreement (1)
99.6	PEDEVCO Corp. 2021 Equity Incentive Plan Form of Restricted Shares Grant Agreement (2)
99.7	PEDEVCO Corp. 2021 Equity Incentive Plan Form of Stock Option Grant Agreement (2)

(1)	Filed on October 31, 2013, as an exhibit to the Company’s Registration on Form S-8 and incorporated herein by reference (File No. 333-192002).

(2)	Filed on September 1, 2021, as an exhibit to the Company’s Registration on Form S-8 and incorporated herein by reference (File No. 333-259248).

CUSIP No. 70532Y303	SCHEDULE 13D	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2022

SK Energy LLC

/s/ Simon G. Kukes
Simon G. Kukes
Manager
Dated: January 31, 2022
/s/ Simon G. Kukes
Simon G. Kukes

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. 70532Y303	SCHEDULE 13D	Page 10 of 10

SCHEDULE A

Title of Security	Date of Purchase	Shares Purchased	Price Per Share
Common Stock	11/12/2019	152,425	$1.40
Common Stock	11/13/2019	100,000	$1.52
Common Stock	11/14/2019	19,192	$1.49
Common Stock	11/20/2019	20,730	$1.49
Common Stock	11/21/2019	148,214	$1.54
Common Stock	12/2/2019	100	$1.54
Common Stock	12/3/2019	9,900	$1.63
Common Stock	12/10/2019	29,338	$1.50
Common Stock	12/12/2019	17,468	$1.51
Common Stock	9/9/2021	100,000	$1.23
Common Stock	9/9/2021	28,252	$1.24
Common Stock	9/10/2021	63,526	$1.21
Common Stock	9/15/2021	100,000	$1.41
Common Stock	9/27/2021	56,430	$1.44
Common Stock	9/29/2021	42,696	$1.395(1)
Common Stock	9/30/2021	76,914	$1.462(2)
Common Stock	12/6/2021	200,000	$1.06(3)
Common Stock	12/27/2021	58,271	$1.12
Common Stock	12/31/2021	200,000	$1.056(4)

1.	This transaction was executed in multiple trades at prices ranging from $1.42 to $1.352. The price reported above reflects the weighted average sales price.
2.	This transaction was executed in multiple trades at prices ranging from $1.47 to $1.46. The price reported above reflects the weighted average sales price.
3.	This transaction was executed in multiple trades at prices ranging from $0.99 to $1.07. The price reported above reflects the weighted average sales price.
4.	This transaction was executed in multiple trades at prices ranging from $1.025 to $1.09. The price reported above reflects the weighted average sales price.